Exhibit 99.1

Sundial Reports Full Year and Fourth Quarter 2021 Financial and Operational Results

CALGARY, AB, April 27, 2022 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reported its financial and operational results for the full year and fourth quarter ended December 31, 2021. All financial information in this press release is reported in millions of Canadian dollars and represents results from continuing operations unless otherwise indicated.

The Company will hold a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Thursday, April 28, 2022. Please see the dial-in details within the release and additional details on Sundial's website at www.sndlgroup.com.

This press release is intended to be read in conjunction with the Company's Financial Statements and Notes for the period and the accompanying Management's Discussion and Analysis ("MD&A"). These reports are available under the Company's profile on SEDAR at www.sedar.com along with the Company's Form 20-F, which have also been filed on EDGAR at www.sec.gov/edgar.shtml.

Sundial has also posted a supplemental investor presentation on its website and a Letter to Shareholders from Sundial's CEO, Zach George. Both can be found at https://sndlgroup.com/investors.

FULL YEAR AND FOURTH QUARTER 2021 OPERATIONAL AND INVESTMENT HIGHLIGHTS

•	Net revenue for 2021 of $56.1 million, a decrease of 8% over the previous year. Net revenue for the fourth quarter of 2021 was $22.7 million, an increase of 63% over the fourth quarter of 2020.
•	Cannabis Cultivation and Production: Net revenue for the cultivation and production of cannabis of $40.0 million for 2021. Net revenue for the fourth quarter was $12.8 million, an increase of 56% over the third quarter of 2021.
Cannabis Retail: Net revenue for cannabis retail was $16.1 million from the date of acquisition of Inner Spirit Holdings Ltd. on July 20, 2021. Net revenue for the fourth quarter was $10.0 million.
•	Gross margin improvement to a loss of $7.0 million for 2021, compared to a loss of $49.9 million in the previous year, due to a lower inventory impairment provision and a more favorable sales mix of higher-margin products. Gross margin loss of $2.5 million for the fourth quarter of 2021, compared to a loss of $4.7 million in the fourth quarter of 2020.
•	Net loss from continuing operations of $230.2 million for the full year 2021 compared to $206.3 million loss in the previous year. The 2021 net loss from continuing operations includes $182.3 million of non-cash items, including asset impairment ($60 million), unrealized losses on investments in marketable securities ($44.5 million), and fair value charges on derivative warrants ($77.8 million). Net loss from continuing operations of $54.8 million for the fourth quarter of 2021, compared to a loss of $64.1 million in the fourth quarter of 2020.
•	Record Adjusted EBITDA from continuing operations of $32.1 million for the full year 2021, compared to an Adjusted EBITDA loss of $25.6 million in the previous year. Adjusted EBITDA of $18.4 million for the fourth quarter of 2021, compared to an Adjusted EBITDA loss of $5.6 million in the fourth quarter of 2020.
•	$1.1 billion of cash, marketable securities, and long-term investments, $558.3 million of unrestricted cash and no outstanding debt at December 31, 2021. $377.7 million of unrestricted cash and no outstanding debt at April 25, 2022.
•	2021 investment and fee revenue of $13.1 million, $32.9 million in share of profit from equity accounted investees and net unrealized losses on marketable securities of $44.5 million, driven primarily by declines in the share prices of Sundial's investments in Village Farms International, Inc. and The Valens Company Inc.
•	Acquired Inner Spirit Holdings Ltd. ("Inner Spirit" or "Spiritleaf" and the Spiritleaf retail network) on July 20, 2021, and Alcanna Inc. ("Alcanna") on March 31, 2022, creating the largest private sector cannabis and liquor retail network in Canada.

"2021 was a transformational year for Sundial. We increased the sustainability of our business model, establishing a strong balance sheet, positive Adjusted EBITDA results, and significant improvements in gross margin," said Zach George, Chief Executive Officer of Sundial. "We continue to focus on improvements to our supply chain and manufacturing processes, against a competitive and challenging operating environment in Canada. Sundial is working to become a leading regulated product platform through leveraging consumer insights and innovation to deliver best-in-class products. We are beginning to see positive momentum across all of our key operating segments and remain committed to our goal of becoming free cash flow positive within the 2022 calendar year."

FULL-YEAR AND FOURTH QUARTER 2021 KEY FINANCIAL METRICS

OPERATING SEGMENTS	- - - - -Cannabis - - - - -
($000s)	Cultivation and Production	Retail	Investment	Corporate	Total
As at December 31, 2021
Total assets	147,887	153,624	1,093,596	29,155	1,424,262
Year ended December 31, 2021
Net revenue	40,037	16,091	-	-	56,128
Gross margin	(15,499)	8,509	-	-	(6,990)
Interest and fee revenue	-	-	13,149	-	13,149
Gain (loss) on marketable securities	-	-	(44,501)	-	(44,501)
Share of profit of equity-accounted investees	-	-	32,913	-	32,913
Depreciation and amortization	3,108	721	-	897	4,726
Earnings (loss) before tax	(117,990)	1,835	(5,837)	(110,461)	(232,453)
Three months ended December 31, 2021
Net revenue	12,768	9,951	-	-	22,719
Gross margin	(7,350)	4,851	-	-	(2,499)
Interest and fee revenue	-	-	3,647	-	3,647
Gain (loss) on marketable securities	-	-	(41,755)	-	(41,755)
Share of profit of equity-accounted investees	-	-	19,271	-	19,271
Depreciation and amortization	666	(742)	-	428	352
Earnings (loss) before tax	(23,190)	2,311	(23,176)	(2,919)	(46,974)

FULL-YEAR AND FOURTH QUARTER 2021 RESULTS

CANNABIS RESULTS

The Company's Cannabis operations comprise two segments: cannabis cultivation and production, and cannabis retail.

CANNABIS CULTIVATION AND PRODUCTION

Sundial remains focused and committed to optimizing its cultivation and processing activities.

•	Continuous improvement of all aspects of cultivation and processing production has supported Sundial's commitment to cultivation excellence in 2021. Sundial's average weighted potency achieved on flower lots fully tested in Olds set a record in the fourth quarter of 2021 at 22.4% THC potency. In January 2022, the Company's yield was up 58% or 61 grams per square feet versus January 2021 and its average weighted potency results based on flower lots fully tested were at 23.3%.
•	Cost of sales for cannabis cultivation and production decreased significantly in 2021 from $51.7 million to $41.0 million reflecting the effects of Sundial's cost optimization efforts, offset by revenue reductions.
•	Through a comprehensive review of Sundial's portfolio focused on its most profitable and higher margin SKUs, the Company has seen positive results for its premium portfolio:
•	Sundial launched a first in Canada product innovation, Caviar Cones, in the third quarter of 2021 under the award-winning Top Leaf brand. Since the launch, the Company has launched three different Caviar Cones offerings.
•	Caviar Cones were the number one concentrate SKU at launch in Alberta and British Columbia.
•	Subsequent to year end, Caviar Cones remain the highest selling concentrate SKU as measured by SPPD (Sales Per Point of Distribution) within the province of Ontario.
•	Subsequent to the year-end, Sundial launched a milled flower product under the Palmetto brand in select provinces. The decision to launch this new product was driven by Sundial's continued portfolio focus on inhalables.
•	The net book value of Sundial's facility in Olds at December 31, 2021, was $29.9 million or $66.73 per square foot, well below replacement cost.

NET REVENUE FROM CULTIVATION AND PRODUCTION
Net revenue from cultivation and production operations for the year ended December 31, 2021, was $40.0 million compared to $60.9 million the previous year, reflecting oversupply, price compression, and the Company's comprehensive portfolio review and SKU rationalization. For the fourth quarter of 2021, net revenue from cultivation and production operations was $12.8 million compared to $13.9 million in the prior year. Wholesale sales to licensed producers were also reduced in 2021 to $9.8 million from $18.0 million in 2020 as the Company concentrated its sales efforts on retail sales.

NET SELLING PRICE
For the year ended December 31, 2021, the average net selling price was $2.22 per gram equivalent compared to $2.59 for the year ended December 31, 2020. The decrease of $0.37 per gram equivalent was mainly due to lower prices for provincial board sales, partially offset by slightly higher prices for sales to other licensed producers and higher prices for a small amount of medical sales. Provincial board sales prices have decreased due to the continued growth of the discount segment and undersupply of available quality products. For the fourth quarter of 2021, the average net selling price was $2.45, an increase of 28% from the previous year mainly due to the rise in prices for sales to other licensed producers and reduced inventory monetization transactions, partially offset by lower prices for provincial board sales.

REVENUE BY FORMATS
In the full-year 2021, gross revenue from Sundial's formats was:

	Year ended December 31
($000s)	2021	2020
Revenue from dried flower	39,572	51,424
Revenue from vapes	4,743	18,447
Revenue from oil	1,665	3,145
Revenue from edibles and concentrates	2,555	305
Revenue from services	2,653	-
Gross revenue	51,188	73,321

GROSS MARGIN
Gross margin for the year ended December 31, 2021, was negative $15.5 million compared to negative $49.9 million for the year ended December 31, 2020. The increase of $34.4 million was due to a lower inventory impairment provision compared to the prior period as well as Sundial's ongoing focus on cost optimization, reduction of harvested inventory subject to potential impairment, and offering the most competitive and profitable strains and brands to its customers against the backdrop of industry-wide price compression and high relative operating costs at our state-of-the-art facility. This demonstrates substantial progress towards the Company's goal of sustainable positive gross margins that is critical to Sundial's success.

CANNABIS RETAIL

The Company's retail network creates an opportunity to own the relationship with cannabis consumers and showcase both Sundial's branded products and the best offerings from other Canadian licensed producers.

•	Gross margin for retail operations for the period from July 20, 2021 to December 31, 2021, was $8.5 million dollars.
•	As of April 25, 2022, the Spiritleaf store count is 104 (20 corporate stores and 84 Franchise stores). Spiritleaf celebrated its 100th store opening on July 1, 2021.
•	Sundial launched a multi-store pilot program to improve the consumer experience through assortment, price, and engagement, to meet the diverse needs of Canadian cannabis consumers. Subsequent to the year-end, the Company expanded the pilot program from four to 22 stores due to the positive response from concierges and consumers and expects to have it in all Spiritleaf stores by the end of Q2 2022.
•	Spiritleaf has launched a private label brand, Spiritleaf Selects, to drive traffic to stores and generate product exclusivity and differentiation for Spiritleaf. The new brand is expected to increase Sundial's market share in retail products and will further utilize the Company's production capacity. The Spiritleaf Selects concept is a direct result of Sundial's vertically integrated business model.
•	Subsequent to the quarter end, Spiritleaf received the Franchisees' Choice Designation for 2022 as part of the Canadian Franchise Association Awards of Excellence.

REVENUE FROM RETAIL
Gross retail revenue from July 20, 2021, to December 31, 2021, was $16.1 million. Cannabis retail revenue comprised $10.2 million of retail cannabis sales to consumers at corporate-owned Spiritleaf retail cannabis stores, $4.3 million of franchise revenue, representing royalty revenue, advertising revenue and franchise fees and $1.6 million of other revenues, such as supply and accessories. Gross revenue for the three months ended December 31, 2021, was $10.0 million, comprised of retail, franchise, and other revenue.

SYSTEM-WIDE RETAIL SALES
System-wide retail sales[1] were $74.9 million from July 20, 2021, to December 31, 2021, and $41.4 million for the fourth quarter. System-wide retail sales represent the aggregate revenue earned by franchised Spiritleaf retail cannabis stores and corporate-owned Spiritleaf retail cannabis stores and do not represent revenues that accrue to the Company. The Company receives all revenues from corporate-owned Spiritleaf retail cannabis stores and royalties and advertising fees in respect of the franchised Spiritleaf retail cannabis store revenue.

INVESTMENT RESULTS

Sundial's investment income is classified as income from operations, as investment activities are integral to the Company's operations.

•	In 2021, the Company deployed capital into several cannabis-related investments totaling $577.9 million, including $395.6 million to the SunStream Bancorp Inc. joint venture ("SunStream"). In the fourth quarter of 2021, $89.1 million was directed to these investments, including $72.4 million to SunStream. The investment portfolio generated a net $1.6 million in investment income for the full year of 2021, including interest, fees, and gains and losses on marketable securities. Publicly disclosed strategic investments in Village Farms International, Inc. and The Valens Company Inc. resulted in unrealized losses of $64.7 million during 2021. The widespread 2021 decline in market capitalization of cannabis companies provides opportunity to Sundial through the anticipated consolidation of the Canadian industry.
•	As at April 25, 2022, Sundial has invested an additional $70.3 million in the SunStream joint venture.
•	The Company's portfolio of secured credit-related investments, through direct strategic investments and SunStream, currently generates a weighted-average annualized rate of return from interest of 12.3%.
•	Recent developments throughout the North American cannabis industry including merger and acquisition activity, have impacted Sundial's direct cannabis-related investments and the SunStream credit portfolio. Sundial believes that this activity will ultimately result in stronger risk adjusted returns and capital recycling for the SunStream credit portfolio but it has also resulted in the need to delay the previously announced initial public offering of SunStream IVXX, the specialty finance company associated with SunStream. Sundial expects additional portfolio scale and increased certainty of portfolio composition will create a more suitable context for the completion of the initial public offering in the future.

Revenue from investments in the fourth quarter of 2021 was negative $18.8 million, including unrealized losses on marketable securities of $43.8 million, due to fluctuations in share prices from our portfolio of equity cannabis-related investments.

	Three months ended December 31		Year ended December 31
($000s)	2021	2020	2021	2020
Interest and fee revenue
Interest revenue from investments at amortized cost	861	-	1,654	-
Interest and fee revenue from investments at Fair Value Through Profit or Loss	2,116	-	8,514	-
Interest revenue from cash	670	-	2,981	-
	3,647	-	13,149	-
Investment revenue
Realized gains	1,995	-	20,213	-
Unrealized losses	(43,750)	-	(64,714)	-
	(41,755)	-	(44,501)	-
Revenue from direct investments	(38,108)	-	(31,352)	-
Share of profit of equity-accounted investees	19,271	-	32,913	-
Total investment activities	(18,837)	-	1,561	-

CONSOLIDATED FINANCIAL RESULTS

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the year ended December 31, 2021, were $38.4 million compared to $32.0 million for the year ended December 31, 2020. The increase of $6.4 million was mainly due to increases in salaries and wages due to the Inner Spirit acquisition. General and administrative expenses for the three months ended December 31, 2021, were $11.6 million compared to $6.5 million for the three months ended December 31, 2020.

SALES AND MARKETING EXPENSES
Sales and marketing expenses for the year ended December 31, 2021, were $5.0 million compared to $5.7 million for the year ended December 31, 2020. For the fourth quarter of 2021, sales and marketing expenses were $1.5 million compared to $2.3 million in the previous fourth quarter.

NET LOSS FROM CONTINUING OPERATIONS
Net loss from continuing operations for the year ended December 31, 2021, was $230.2 million compared to a net loss from continuing operations of $206.3 million for the year ended December 31, 2020. The 2021 net loss includes a $60 million non-recurring, non-cash impairment charge on the Olds facility, a $77.8 million non-cash charge for change in estimate of fair value of derivative warrants and a $17.0 million charge for inventory impairment.

ADJUSTED EBITDA FROM CONTINUING OPERATIONS
Adjusted EBITDA from continuing operations was $32.1 million for the year ended December 31, 2021, compared to a loss of $25.6 million for the year ended December 31, 2020. The increase was due to the following:

•	Inclusion of interest and fee revenue;
•	Inclusion of share of profit of equity-accounted investees; and
•	Decrease in cost of sales.

The increase was partially offset by:

•	A decrease in net revenue; and
•	An increase in general and administrative expenses.

Adjusted EBITDA from continuing operations was $18.4 million for the three months ended December 31, 2021, compared to a loss of $5.6 million for the three months ended December 31, 2020. The increase was due to the following:

•	Increase in net revenue including Spiritleaf;
•	Inclusion of interest and fee revenue; and
•	Inclusion of share of profit of equity-accounted investees.

The increase was partially offset by:

•	Increase in cost of sales including Spiritleaf; and
•	Increase in general and administrative expenses.

LIQUIDITY POSITION

•	Asset value per share at December 31, 2021, including cash, loans, marketable securities, and the Olds facility at net book value was approximately $1.4 billion or $0.61 per share.
•	During the year ended December 31, 2021, the Company raised $1.18 billion through a combination of registered direct offerings, warrant exercises and at-the-market offerings.
•	As at December 31, 2021, and April 25, 2022, the Company had an unrestricted cash balance of approximately $558.3 million and $377.7 million, respectively, and total common shares outstanding of 2.4 billion at April 25, 2022.
•	Sundial is currently under a blackout period in accordance with securities regulations that prohibit the Company from effecting any transactions in Sundial stock until an expected date of May 16, 2022, including launching a buyback program. Cash consideration paid to Alcanna shareholders under the revised Arrangement Agreement amounted to $1.50 per Alcanna share, or approximately $54 million. In comparison to the all share consideration under the original Arrangement Agreement this has the equivalent impact of a share buyback.
•	On August 9, 2021, Sundial was notified by Nasdaq that the closing bid price of the Company's common shares for the 30 consecutive business day period from June 25, 2021 to August 6, 2021 did not meet the minimum bid price per share requirement of the Nasdaq. Sundial will regain compliance with this requirement if at any time prior to August 8, 2022, the closing bid price of its shares is at least US$1.00 for a minimum of ten consecutive business days. Sundial continues to monitor market sentiment and developments in the cannabis industry and is committed to the maintenance of its NASDAQ listing. If there is no significant change in market conditions, Sundial intends to implement a reverse share split in the third quarter of 2022, subject to prior shareholder approval which is expected to be obtained at the Company's 2022 Annual General Meeting.
•	Sundial's management and Board of Directors will review opportunities to unlock shareholder value through dividending investee securities to Sundial shareholders.

STRATEGIC AND ORGANIZATIONAL UPDATE

Sundial remains focused on building long-term shareholder value through the accretive deployment of cash resources, the expansion of our retail distribution network, the further streamlining of our operating structure, and the enhanced offering of high-quality brands.

With the Alcanna acquisition subsequent to year-end, Sundial is now Canada's leading regulated products platform, with a strong balance sheet and access to capital. The acquisition is expected to enable Sundial to expand its ownership of the consumer relationship while diversifying and stabilizing revenue streams. The acquisition has increased the Company's cannabis distribution network while enhancing its scale and expertise in retail operations, including liquor. Sundial has commenced and will continue the post-acquisition integration work throughout the remainder of 2022.

Moving forward, the Company will report its financial results under four segments:

•	Cannabis Production and Cultivation
•	Cannabis Retail
•	Liquor Retail
•	Investments

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this news release, including adjusted EBITDA from continuing operations and system-wide retail sales are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA FROM CONTINUING OPERATIONS
Adjusted EBITDA from continuing operations is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA from continuing operations provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. Adjusted EBITDA from continuing operations is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, change in fair value of derivative warrants,  share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

($000s except percentages)	Q4 2021	Q3 2021	% Change	Q4 2020	% Change
Net income (loss) from continuing operations	(54,761)	11,311	584%	(64,144)	15%
Adjustments
Finance costs	3,530	135	2515%	4,974	-29%
Change in estimate of fair value of derivative warrants	(8,200)	(24,100)	66%	23,464	135%
Loss on cancellation of contracts	5,116	-	100%	2,471	107%
Depreciation and amortization	352	2,385	-85%	1,297	-73%
Income tax recovery	7,787	(10,058)	177%	-	100%
Change in fair value of biological assets	(2,158)	(2,975)	27%	(579)	-273%
Change in fair value realized through inventory	1,756	(15)	11807%	214	721%
Unrealized foreign exchange (gain) loss	(1)	(2,071)	100%	672	100%
Unrealized loss on marketable securities	43,750	23,996	82%	-	100%
Share-based compensation	2,443	1,869	31%	1,501	63%
Asset impairment	-	-	0%	13,532	-100%
Loss (gain) on disposition of PP&E	(374)	-	100%	-	100%
Cost of sales non-cash component (1)	772	915	-16%	1,632	-53%
Inventory obsolescence	9,702	3,871	151%	8,275	17%
Restructuring costs	874	-	100%	280	212%
Transaction costs (2)	7,837	5,276	49%	825	850%
Government subsidies	-	-	0%	(47)	-100%
Other expenses	-	-	0%	-	0%
Adjusted EBITDA from continuing operations	18,425	10,539	75%	(5,633)	427%

(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

($000s except percentages)	YTD 2021	YTD 2020	% Change
Net loss from continuing operations	(230,182)	(206,317)	-12%
Adjustments
Finance costs	3,756	3,819	-2%
Change in estimate of fair value of derivative warrants	77,834	12,995	499%
Loss on cancellation of contracts	5,116	2,471	107%
Depreciation and amortization	4,726	4,711	0%
Income tax recovery	(2,271)	-	100%
Change in fair value of biological assets	(4,708)	(5,432)	13%
Change in fair value realized through inventory	2,247	18,566	-88%
Unrealized foreign exchange (gain) loss	(63)	(757)	92%
Unrealized loss on marketable securities	64,714	-	100%
Share-based compensation	12,307	8,566	44%
Asset impairment	60,000	79,191	-24%
Loss (gain) on disposition of PP&E	(235)	(488)	52%
Cost of sales non-cash component (1)	3,675	5,250	-30%
Inventory obsolescence	16,978	45,913	-63%
Restructuring costs	874	6,470	-86%
Transaction costs (2)	17,566	3,587	390%
Government subsidies	(2,180)	(4,128)	47%
Other expenses	1,932	-	100%
Adjusted EBITDA from continuing operations	32,086	(25,583)	225%

(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

SYSTEM-WIDE RETAIL SALES
System-wide retail sales is a non-IFRS measure which the Company uses to evaluate the performance of its retail operations. System-wide retail sales represent the aggregate revenue earned by both franchised and corporate-owned Spiritleaf retail cannabis stores and do not solely represent the retail segment's revenue. The Company only receives royalties, advertising and franchise fees in respect of franchised Spiritleaf retail cannabis store revenue. The system-wide retail sales measure is useful to management in evaluating brand scale and market penetration and is used by management to assess the financial and operating performance of the Company and the strength of the Company's market position relative to its competitors.

	Three months ended December 31		Year ended December 31
($000s)	2021	2020	2021	2020
Gross revenue	9,951	-	16,091	-
Less:
Franchise revenue	(2,054)	-	(4,251)	-
Other revenue	(975)	-	(1,633)	-
Add:
Franchise store sales (1)	34,475	-	64,739	-
System-wide retail sales[2]	41,397	-	74,946	-

CONFERENCE CALL

Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Thursday, April 28, 2022.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sundialgrowers20220428.html

REPLAY
The webcast archive will be available for three months via the link provided above.
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 8895#

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three segments: Cannabis Production and Cultivation, Cannabis Retail, and Investments. Sundial will add a Liquor Retail segment in the next reporting period, following the acquisition of Alcanna on March 31, 2022.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products. Sundial has acquired Alcanna and is now the largest private sector cannabis and liquor retailer in Canada.

Sundial's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cost-cutting initiatives, operational goals, demand for the Company's products, the Company's ability to achieve profitability or its goal of sustainable, positive gross margin and positive free cash flow, the development of the legal cannabis industry, performance of the Company's investments, including through the SunStream joint venture, any potential dividends of investee securities to the Company's shareholders or other forms of unlocking shareholder value, the Company's ability to regain compliance with Nasdaq's minimum bid price requirement, whether by a reverse share split or otherwise, the maintenance of production levels and maintenance or improvement in harvest THC levels (including during the COVID-19 pandemic), the expansion of product offerings and retail networks, expansion of retail pilot programs, introduction and market share impact of the Spiritleaf Selects brand,  and the integration and realization of expected benefits of the acquisition of Alcanna.Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form, which was filed as Exhibit 99.1 to the Company's annual report on Form 40-F with the Securities and Exchange Commission ("SEC") on March 29, 2022, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

________________________________
[1] System-wide retail sales is a specified financial measure. For more details, see the "Specified Financial Measures" section below.
[2] System-wide retail sales is a specified financial measure.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 19:45e 27-APR-22